(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-25590

CUSIP NUMBER 238124101

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Datastream Systems, Inc.
Full Name of Registrant

Former Name if Applicable

50 Datastream Plaza
Address of Principal Executive Office (Street and Number)

Greenville, South Carolina 29605
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

On February 23, 2005, Datastream Systems, Inc. (the “Company”) filed a Current Report on Form 8-K announcing that the Company determined that it had to restate its financial statements for the years ended December 31, 2001, 2002 and 2003 and for the quarters ended March 31, and June 30, 2004. The Company has spent a significant amount of time and resources to complete the previously disclosed Audit Committee investigation, review of revenue recognition from certain international resellers and restatement of its financial statements. Furthermore, the Company has expended significant time and resources to review and finalize the Company’s Form 10-Q for the quarter ended September 30, 2004, as well as the amended Form 10-K and Forms 10-Q resulting from the restatement. For these reasons, the Form 10-K for fiscal year 2004 could not be completed on or before the March 16, 2005 deadline without unreasonable effort or expense because management is in the process of completing the Company’s consolidated financial statements for the year ended December 31, 2004 and evaluating the Company’s internal control over financial reporting. As a consequence, the Company’s independent registered public accounting firm has been unable to complete its audit of the Company’s 2004 consolidated financial statements and the Company’s internal control over financial reporting. The Company is working diligently to be in a position to be able to file its Form 10-K as soon as possible.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

C. Alex Estevez	864	422-5001
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Datastream is currently unable to reasonably estimate the results of operations for the year ended December 31, 2004 as compared to the year ended December 31, 2003 because the Company is in the process of completing its financial statements for 2004 as described above. In addition, as has been previously disclosed, the Company will be amending its Annual Report on Form 10-K for the year ended December 31, 2003 to restate the financial information reported for 2003. The Company has filed on the date hereof a Current Report on Form 8-K disclosing, among other things, the Company’s estimates of its diluted earnings per share for the year ended December 31, 2003 and for the quarters ended March 31, June 30 and September 30, 2004. The Company also released its preliminary fourth quarter 2004 results on a Current Report on Form 8-K furnished on February 7, 2004.

Datastream Systems, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2005	By	/s/ C. Alex Estevez
C. Alex Estevez President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).